Energy Fuels Provides Production and Development Update on Newly
Acquired Nichols Ranch ISR Uranium Project

July 13, 2015

Lakewood, Colorado – Energy Fuels Inc. (NYSE MKT: UUUU TSX: EFR) (“Energy Fuels” or the “Company”) is pleased to provide the following report on continuing well-field expansion activities at the Company’s wholly-owned Nichols Ranch ISR Uranium Project ("Nichols Ranch"), the newest uranium production facility in the United States. The Nichols Ranch facility, which was acquired by the Company through the June 18, 2015 acquisition of Uranerz Energy Corporation (“Uranerz”), is located in Wyoming’s prolific Powder River Basin, where over half of all U.S.-origin uranium was produced in 2014.

Since Energy Fuels’ acquisition of Uranerz, uranium production at a fifth header house has commenced at Nichols Ranch, and the Company is observing positive results. Production flow rates at Nichols Ranch have increased by 33% and total uranium production has increased by 25%, compared to levels seen prior to bringing this new header house online. In addition, since this new header house is currently in the early stages of production, the Company expects to observe higher rates of production in the future as flow rates and head-grade continue to increase.

The Company also expects to commence construction on a sixth header house at Nichols Ranch in August 2015, along with approximately 60 associated production and injection wells. Production from this next header house is expected to begin in Q4-2015. Wellfield delineation drilling on the resources expected to be produced by this header house was completed earlier this year.

Nichols Ranch commenced ISR mining operations in April 2014 and finished FY-2014 with four header houses in operation, along with the associated injection and recovery wells. Production at these facilities totaled approximately 200,000 pounds of U3O8 for April to December 2014, and 55,000 pounds of U3O8 during Q1-2015. While production at these four header houses has peaked and is now in decline, production at the new header house is expected to continue to ramp-up during 2015.

Stephen P. Antony, President and CEO of Energy Fuels stated, "We are very pleased with the operational results currently being observed at the Nichols Ranch Project. At this time, our fifth header house and the associated wellfield, is on-budget, on-schedule, and well on its way to becoming a successful uranium producer for Energy Fuels. We are similarly optimistic about the future performance of the sixth header house we have planned for later this year.

“Through our recent acquisition of Uranerz, we believe we have enhanced the near-term uranium production potential and future scalability of Energy Fuels. We continue to see longer-term fundamental supply-demand imbalances in uranium markets and expect higher uranium prices ahead. Even now, uranium consumption exceeds primary mine supply, with the difference being covered through inventories – which are finite. As we continue to ramp-up production at Nichols Ranch, we believe Energy Fuels will be well-positioned to capture expected uranium price increases."

Bruce Larson, PG, CPG, Director, Exploration and Geology at Energy Fuels is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release

About Energy Fuels

Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to production and wellfield and header house development at Nichols Ranch; future production potential and scalability; positioning in nuclear markets; and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: relating to production and wellfield and header house development at Nichols Ranch; future production potential and scalability; positioning in nuclear markets; and other risk factors as described in Energy Fuels’ and Uranerz’ most recent annual information forms and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Uranerz’ respective filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Uranerz relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Investor Inquiries:

Energy Fuels Inc.
Curtis Moore
VP – Marketing and Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com